SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 21, 2020

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, February 21, 2020 regarding “Welcome to the Annual General Meeting of shareholders 2020 of Telefonaktiebolaget LM Ericsson”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: February 21, 2020

Annual General Meeting Telefonaktiebolaget LM Ericsson 2020

Welcome to the

Annual General Meeting of

shareholders 2020 of

Telefonaktiebolaget LM Ericsson

Telefonaktiebolaget LM Ericsson’s (reg. no 556016-0680) shareholders are invited to participate in the Annual General Meeting of shareholders to be held on Tuesday, March 31, 2020 at 3 p.m. at Kistamässan, Arne Beurlings Torg 5, Kista/Stockholm. Registration to the Annual General Meeting starts at 1.30 p.m.

Registration and notice of attendance

Shareholders who wish to attend the Annual General Meeting must

•	be recorded in the share register kept by Euroclear Sweden AB, the Swedish securities registry, on Wednesday, March 25, 2020; and

•

give notice of attendance to the Company at the latest on Wednesday, March 25, 2020. Notice of attendance can be given by telephone +46 (0)8 402 90 54 on weekdays between 10 a.m. and 4 p.m. or on Ericsson’s website www.ericsson.com.

Notice may also be given in writing to:

Telefonaktiebolaget LM Ericsson

General Meeting of shareholders

c/o Euroclear Sweden AB

Box 191

SE-101 23 Stockholm

Sweden

When giving notice of attendance, please state name, date of birth or registration number, address, telephone number and number of attending assistants, if any.

The Annual General Meeting will be conducted in Swedish and simultaneously translated into English.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2020

Shares registered in the name of a nominee

In addition to giving notice of attendance, shareholders having their shares registered in the name of a nominee, must request the nominee to temporarily enter the shareholder into the share register as per Wednesday, March 25, 2020, in order to be entitled to attend the Annual General Meeting. The shareholder should inform the nominee to that effect well before that day.

Proxy

Shareholders represented by proxy shall issue a power of attorney for the representative. A power of attorney issued by a legal entity must be accompanied by a copy of the entity’s certificate of registration (should no such certificate exist; a corresponding document of authority must be submitted). In order to facilitate the registration at the Annual General Meeting, the power of attorney in the original, certificate of registration and other documents of authority should be sent to the Company in advance to the address above for receipt by Monday, March 30, 2020. Forms of power of attorney in Swedish and English are available on Ericsson’s website, www.ericsson.com.

Processing of personal data

For information on how your personal data is processed, see: https://www.euroclear.com/dam/ESw/Legal/Privacy-notice-bolagsstammor-engelska.pdf

Agenda

1.	Election of the Chair of the Annual General Meeting

2.	Preparation and approval of the voting list

3.	Approval of the agenda of the Annual General Meeting

4.	Determination whether the Annual General Meeting has been properly convened

5.	Election of two persons approving the minutes

6.

Presentation of the annual report, the auditor’s report, the consolidated accounts, the auditor’s report on the consolidated accounts and the auditor’s report whether the guidelines for remuneration to group management have been complied with, as well as the auditor’s presentation of the audit work with respect to 2019

Annual General Meeting Telefonaktiebolaget LM Ericsson 2020

7.	The President’s speech. Questions from the shareholders to the Board of Directors and the management

8.	Resolution with respect to

8.1.	adoption of the income statement and the balance sheet, the consolidated income statement and the consolidated balance sheet;

8.2.	discharge of liability for the members of the Board of Directors and the President; and

8.3.	the appropriation of the results in accordance with the approved balance sheet and determination of the record dates for dividend

9.	Determination of the number of Board members and deputies of the Board of Directors to be elected by the Annual General Meeting

10.

Determination of the fees payable to members of the Board of Directors elected by the Annual General Meeting and members of the Committees of the Board of Directors elected by the Annual General Meeting

11.	Election of the members and deputies of the Board of Directors

The Nomination Committee´s proposal for Board members:

11.1.	Jon Fredrik Baksaas

11.2.	Jan Carlson

11.3.	Nora Denzel

11.4.	Börje Ekholm

11.5.	Eric A. Elzvik

11.6.	Kurt Jofs

11.7.	Ronnie Leten

11.8.	Kristin S. Rinne

11.9.	Helena Stjernholm

11.10.	Jacob Wallenberg

12.	Election of the Chair of the Board of Directors

The Nomination Committee’s proposal:

The Nomination Committee proposes that Ronnie Leten be re-elected Chair of the Board of Directors.

13.	Determination of the number of auditors

14.	Determination of the fees payable to the auditors

Annual General Meeting Telefonaktiebolaget LM Ericsson 2020

15.	Election of auditors

16.	Resolution on the guidelines for remuneration to Group Management

17.	Long-Term Variable Compensation Program 2020 (“LTV 2020”)

17.1.	Resolution on implementation of LTV 2020

17.2.	Resolution on transfer of treasury stock for the LTV 2020

17.3.	Resolution on Equity Swap Agreement with third party in relation to the LTV 2020

18.	Resolution on transfer of treasury stock to employees and on an exchange in relation to the resolution on the Long-Term Variable Compensation Programs 2018 and 2019

19.	Resolution on transfer of treasury stock in relation to the resolutions on the Long-Term Variable Compensation Programs 2016 and 2017

20.	Resolution on proposal from the shareholder Thorwald Arvidsson to amend the articles of association in the following way:

20.1.	to make an addition to § 5 of the articles of association – a new section two – stating: all shares carry equal rights; and

20.2.	to delete § 6 of the articles of association, and to adjust the numbering accordingly.

21.	Resolution on proposal from the shareholder Thorwald Arvidsson that the Annual General Meeting resolve to delegate to the Board of Directors:

21.1.	to work for the abolishment of the possibility to have voting power differences in the Swedish Companies Act, primarily by turning to the Government of Sweden; and

21.2.

to prepare a proposal for Board and Nomination Committee representation for the small and midsize shareholders, to be presented to the Annual General Meeting 2021, or any earlier held extraordinary general shareholders meeting. The assignment shall also include working to ensure that the

Annual General Meeting Telefonaktiebolaget LM Ericsson 2020

corresponding change is made in national legislation, primarily by turning to the Government of Sweden

22.

Resolution on proposal from the shareholder Thorwald Arvidsson for an examination through a special examiner (Sw. särskild granskning) of the circumstances leading to the company reportedly having to pay SEK 10.1 billion to the US public treasury. This special examination shall also cover the company auditors’ actions or lack of actions.

23.

Resolution on proposal from the shareholder Einar Hellbom that the Annual General Meeting resolve that the Board of Directors shall propose at the next General Meeting of shareholders that all shares carry equal voting rights and describe how this should be implemented

24.	Closing of the Annual General Meeting

Annual General Meeting Telefonaktiebolaget LM Ericsson 2020

Item 1	Chair of the Annual General Meeting

The Nomination Committee, appointed in accordance with the Instruction for the Nomination Committee resolved by the Annual General Meeting 2012, is composed of the Chair of the Committee Johan Forssell (Investor AB), Karl Åberg (AB Industrivärden and Svenska Handelsbankens Pensionsstiftelse), Jonas Synnergren (Cevian Capital Partners Limited), Anders Oscarsson (AMF Försäkring och Fonder) and Ronnie Leten (Chair of the Board of Directors). The Nomination Committee proposes that Advokat Sven Unger be elected Chair of the Annual General Meeting of shareholders 2020.

Item 8.3	Dividend and record dates

The Board of Directors proposes a dividend to the shareholders of SEK 1.50 per share. The dividend is proposed to be paid in two equal installments, SEK 0.75 per share with the record date Thursday, April 2, 2020, and SEK 0.75 per share with the record date Friday, October 2, 2020. Assuming these dates will be the record dates, Euroclear Sweden AB is expected to disburse SEK 0.75 per share on Tuesday, April 7, 2020, and SEK 0.75 per share on Wednesday, October 7, 2020.

Item 9	Number of Board members and deputies to be elected by the Annual General Meeting

According to the articles of association, the Board of Directors shall consist of no less than five and no more than twelve Board members, with no more than six deputies. The Nomination Committee proposes that the number of Board members elected by the Annual General Meeting of shareholders shall be ten and that no deputies be elected.

Item 10	Fees payable to members of the Board of Directors elected by the Annual General Meeting and to members of the Committees of the Board of Directors elected by the Annual General Meeting

The Nomination Committee proposes that fees to non-employee Board members elected by the Annual General Meeting and non-employee members of the Committees of the Board of Directors elected by the Annual General Meeting be paid as follows:

•	SEK 4,175,000 to the Chair of the Board of Directors (previously SEK 4,075,000);

•	SEK 1,050,000 to each of the other Board members (previously SEK 1,020,000);

Annual General Meeting Telefonaktiebolaget LM Ericsson 2020

•	SEK 420,000 to the Chair of the Audit and Compliance Committee (previously SEK 400,000);

•	SEK 270,000 to each of the other members of the Audit and Compliance Committee (previously SEK 250,000);

•	SEK 205,000 to each Chair of the Finance, the Remuneration and the Technology and Science Committee (previously SEK 200,000); and

•	SEK 180,000 to each of the other members of the Finance, the Remuneration and the Technology and Science Committee (previously SEK 175,000).

A basic principle when assessing Board fees is that these shall be competitive and enable the recruitment and retainment of individuals with the best possible competence. When assessing the level of fees, a comparison has been made in relation to the Board fees in companies of equal size and complexity and it should be considered that the Ericsson Group has customers in 180 countries and that sales in 2019 amounted to more than SEK 200 billion.

The Nomination Committee has compared the Board fees in Ericsson with Board fees in other international high-tech companies and has concluded that an increase of all fees in accordance with the above is reasonable and well-justified, in order to secure that the fees remain relevant compared to other companies in the market. The proposal of the Nomination Committee implies all in all an increase of the fees of approximately 3% compared with the total fees to the corresponding number of Board and Committee members for Board and Committee work resolved by the Annual General Meeting 2019.

Fees in the form of synthetic shares

Background

The Nomination Committee believes that it is appropriate that Board members elected by the shareholders hold shares in Ericsson, in order to strengthen the Board members’ and the shareholders’ mutual interests in the Company. The Nomination Committee recommends Board members elected by the shareholders to, during a five year period, build a holding of shares or synthetic shares in Ericsson at least corresponding to the value of the annual Board fee (excluding fees for Committee work), and that such holding be kept during the time the Board member remain Board member in Ericsson.

To enable Board members to create an economic interest in the Company and considering that it is in many cases difficult for Board members to trade in the Company’s share due to applicable insider rules, the Nomination Committee proposes that the Board members

Annual General Meeting Telefonaktiebolaget LM Ericsson 2020

should, as previously, be offered the possibility of receiving part of the Board fees in the form of synthetic shares. A synthetic share constitutes a right to receive payment of an amount which corresponds to the market value of a share of series B in the Company on Nasdaq Stockholm at the time of payment.

Proposal

The Nomination Committee therefore proposes that the Annual General Meeting of shareholders 2020 resolve that part of the fees to the Directors, in respect of their Board assignment (however, not in respect of Committee work), may be paid in the form of synthetic shares, on the following terms and conditions.

•	A nominated Director shall be able to choose to receive the fee in respect of his or her Board assignment, according to the following four alternatives:

(i)	25 percent in cash – 75 percent in synthetic shares

(ii)	50 percent in cash – 50 percent in synthetic shares

(iii)	75 percent in cash – 25 percent in synthetic shares

(iv)	100 percent in cash.

•

The number of synthetic shares to be allocated shall be valued to an average of the market price of shares of series B in the Company on Nasdaq Stockholm during a period of five trading days immediately following the publication of Ericsson’s interim report for the first quarter of 2020. The synthetic shares are vested during the term of office, with 25 percent per quarter of the year.

•

The synthetic shares give a right to, following the publication of Ericsson’s year-end financial statement in 2025, receive payment of a cash amount per synthetic share corresponding to the market price of shares of series B in the Company at the time of payment.

•

An amount corresponding to dividend in respect of shares of series B in the Company, resolved by the Annual General Meeting during the holding period, shall be disbursed at the same time as the cash amount.

•	Should the Director’s assignment to the Board of Directors come to an end no later than during the third calendar year after the year in which the Annual General Meeting resolved on

Annual General Meeting Telefonaktiebolaget LM Ericsson 2020

allocation of the synthetic shares, payment may take place the year after the assignment came to an end.

•	The number of synthetic shares may be subject to recalculation in the event of bonus issues, splits, rights issues and similar measures, under the terms and conditions for the synthetic shares.

The complete terms and conditions for the synthetic shares are described in Exhibit 1 to the Nomination Committee’s proposal.

The financial difference for the Company, should all Directors receive part of their fees in the form of synthetic shares compared with the fees being paid in cash only, is assessed to be limited.

Item 11	Election of Board members and deputies of the Board of Directors

The Nomination Committee proposes that the following persons be re-elected Board members:

11.1	Jon Fredrik Baksaas

11.2	Jan Carlson

11.3	Nora Denzel

11.4	Börje Ekholm

11.5	Eric A. Elzvik

11.6	Kurt Jofs

11.7	Ronnie Leten

11.8	Kristin S. Rinne

11.9	Helena Stjernholm, and

11.10	Jacob Wallenberg

In the composition of the Board of Directors, the Nomination Committee considers, among other things, experience and competence needed in the Board of Directors and its Committees, and also the value of diversity in age, gender and cultural/geographic background as well as the need for renewal. The Nomination Committee has applied the Swedish Corporate Governance Code, Section 4.1, as diversity policy. The Nomination Committee also assesses the appropriateness of the number of members of the Board of Directors and whether the Board members can devote the necessary time required to fulfill their tasks as Board members in Ericsson. The Nomination Committee primarily searches for potential Board member candidates for the upcoming mandate period but also considers future competence needs. It is a long journey to identify the right candidates for the

Annual General Meeting Telefonaktiebolaget LM Ericsson 2020

future, meaning that long-term planning is essential for the Nomination Committee.

In its appraisal of qualifications and performance of the individual Board members, the Nomination Committee takes into account the competence and experience of each individual member along with the individual member’s contribution to the Board work as a whole and to the Committee work. The Nomination Committee has familiarized itself with the results of the Board work evaluation that was led by the Chair of the Board of Directors. The Nomination Committee believes that it is very important that the composition of Board members proposed includes complementing experiences and competencies to enable the Board of Directors to contribute to a positive development of Ericsson. The Nomination Committee aims to propose a Board of Directors that constitutes a good team to lead Ericsson.

The Nomination Committee is of the opinion that the current Board of Directors and Board work is well functioning. Further it is the Nomination Committee’s view that the Board fulfils high expectations in terms of composition and that the Board of Directors as well as the individual Board members fulfil high expectations in terms of expertise. The Nomination Committee believes that the proposed Board composition provides the Company with the right conditions for realizing its long-term potential. Out of the proposed Board members to be elected by the Annual General Meeting of shareholders (excluding the President and CEO) 33% are women. Gender balance is a key priority for the Nomination Committee, and the Committee works to improve the gender balance on the Board of Directors over time.

Since the Nomination Committee believes that stability and continuity on the Board of Directors is in the interest of Ericsson to secure continuity in the execution and follow up of Ericsson’s focused strategy, the Nomination Committee does not propose any changes to the composition of the Board of Directors this year.

Information regarding proposed Board members

Information regarding the proposed Board members is presented in Exhibit 2 to the Nomination Committee’s proposal.

Independence of Board members

The Nomination Committee has made the following assessments in terms of applicable Swedish independence requirements:

Annual General Meeting Telefonaktiebolaget LM Ericsson 2020

(i)	The Nomination Committee considers that at least the following Board members are independent of the Company and its senior management:

a.	Jon Fredrik Baksaas

b.	Jan Carlson

c.	Nora Denzel

d.	Eric A. Elzvik

e.	Kurt Jofs

f.	Ronnie Leten

g.	Kristin S. Rinne

h.	Helena Stjernholm

i.	Jacob Wallenberg

(ii)	From among the Board members reported in (i) above, the Nomination Committee considers that at least the following are independent of the Company’s major shareholders:

a.	Jon Fredrik Baksaas

b.	Jan Carlson

c.	Nora Denzel

d.	Eric A. Elzvik

e.	Kurt Jofs

f.	Kristin S. Rinne

Moreover, the Nomination Committee considers that at least the following Board members are independent in respect of all applicable independence requirements:

a.	Jon Fredrik Baksaas

b.	Jan Carlson

c.	Nora Denzel

d.	Eric A. Elzvik

e.	Kurt Jofs

f.	Kristin S. Rinne

The Nomination Committee concludes that the proposed composition of the Board of Directors meets the independence requirements applicable to Ericsson.

Item 12	Election of the Chair of the Board of Directors

The Nomination Committee proposes that Ronnie Leten be re-elected Chair of the Board of Directors.

Item 13	Number of auditors

Annual General Meeting Telefonaktiebolaget LM Ericsson 2020

According to the articles of association, the Company shall have no less than one and no more than three registered public accounting firms as auditor. The Nomination Committee proposes that the Company should have one registered public accounting firm as auditor.

Item 14	Fees payable to the auditor

The Nomination Committee proposes, like previous years, that the auditor fees be paid against approved account.

Item 15	Election of auditor

In accordance with the recommendation by the Audit and Compliance Committee, the Nomination Committee proposes that Deloitte AB be appointed auditor for the period from the end of the Annual General Meeting 2020 until the end of the Annual General Meeting 2021.

Statement regarding the Nomination Committee’s proposal on election of auditor

In 2018, Ericsson initiated a selection process for the purpose of securing a timely auditor rotation. After an overall assessment, taking into account the outcome of the selection process and analyzing the selection criteria used throughout the process (face-to-face meeting impression, global reach, conflict services, governance, tools and automation vision, integrated audit model, transition plan and commercial fee), the Audit and Compliance Committee resolved to recommend election of Deloitte AB as auditor at the Annual General Meeting of shareholders 2020 or, as a second choice, re-election of PricewaterhouseCoopers AB. The Nomination Committee therefore proposes that the Annual General Meeting, in accordance with the Audit and Compliance Committee’s recommendation, appoint Deloitte AB as auditor for the period from the end of the Annual General Meeting 2020 until the end of the Annual General Meeting 2021.

Item 16	Guidelines for remuneration to Group Management

The Board of Directors proposes that the Annual General Meeting of shareholders 2020 resolve on the following guidelines for remuneration to Group Management. Compared to the guidelines resolved by the Annual General Meeting of shareholders 2019, the guidelines have been updated to comply with the requirements of the European Union Shareholder Rights Directive II (“SRD II”) as transposed into Swedish law.

Annual General Meeting Telefonaktiebolaget LM Ericsson 2020

Guidelines for remuneration to Group Management

Introduction

These Guidelines for Remuneration to Group Management (the “Guidelines”) apply to the Executive Team of Telefonaktiebolaget LM Ericsson (the “Company” or “Ericsson”), including the President and Chief Executive Officer (the “President and CEO”) (“Group Management”). These Guidelines apply to remuneration agreed and changes to previously agreed remuneration after the date of approval of the Guidelines and are intended to remain in place for four years until the Annual General Meeting of shareholders 2024. For employments outside of Sweden, due adaptations may be made to comply with mandatory local rules or established local practices. In such cases, the overall purpose of these Guidelines shall be accommodated to the largest extent possible. These Guidelines do not cover remuneration resolved by the general meeting of shareholders, such as long-term variable compensation programs (“LTV”).

Objective

These Guidelines aim to ensure alignment with the current remuneration philosophy and practices applicable for the Company’s employees based on the principles of competitiveness, fairness, transparency and performance. In particular to:

•	attract and retain highly competent, performing and motivated people that have the ability, experience and skill to deliver on the Ericsson strategy,

•	encourage behavior consistent with Ericsson’s culture and core values,

•	ensure fairness in reward by delivering total remuneration that is appropriate but not excessive, and clearly explained,

•	have a total compensation mix of fixed pay, variable pay and benefits that is competitive where Ericsson competes for talent, and

•	encourage variable remuneration which aligns employees with clear and relevant targets, reinforces their performance and enables flexible remuneration costs.

The Guidelines and the Company’s strategy and sustainable long-term interest

A successful implementation of the Company’s strategy and sustainable long-term interests requires that the Company can attract, retain and motivate the right talent and can offer them competitive remuneration. These Guidelines aim to allow the Company

Annual General Meeting Telefonaktiebolaget LM Ericsson 2020

to offer the members of the Group Management attractive and competitive total remuneration. Variable compensation covered by these guidelines shall be awarded against specific pre-defined and measurable business targets derived from the long-term business plan approved by the Board of Directors. Targets may include financial targets at either Group, Business Area or Market Area level, strategic targets, operational targets, employee engagement targets, customer satisfaction targets, sustainability and corporate responsibility targets or other lead indicator targets.

The Company operates long-term variable compensation programs for the Group Management. These have been approved by the Annual General Meeting (“AGM”) and as a result are not covered by these Guidelines. Details of Ericsson’s current remuneration policy and how we deliver on our policy and guidelines and information on previously decided long-term variable compensation programs that have not yet become due for payment, including applicable performance criteria, can be found in the Remuneration Report and in Note G2, “Information regarding members of the Board of Directors, the Group management” and Note G3, “Share-based compensation” in the annual report 2019.

Governance of remuneration to Group Management

The Board has established a Remuneration Committee (the “Committee”) to handle compensation policies and principles and matters concerning remuneration to Group Management. The Board has authorized the Committee to determine and handle certain issues in specific areas. The Board may also on occasion provide extended authorization for the Committee to determine specific matters.

The Committee is authorized to review and prepare for resolution by the Board salary and other remuneration for the President and CEO. Further, the Committee shall prepare for resolution by the Board proposals to the AGM on Guidelines for Remuneration to Group Management at least every fourth year and on LTV and similar equity arrangements.

The Committee has the mandate to resolve salary and other remuneration for the other members of Group Management except for the President and CEO, including targets for short-term variable compensation (“STV”), and payout of STV based on achievements and performance.

In order to conduct its responsibilities, the Committee considers trends in remuneration, legislative changes, disclosure rules and the general global executive remuneration environment. It reviews

Annual General Meeting Telefonaktiebolaget LM Ericsson 2020

salary survey data, Company results and individual performance before preparing salary adjustment recommendations for the President and CEO for resolution by the Board and before approving any salary adjustments for the other members of Group Management. In order to avoid conflict of interests, no employee is present at the Committee’s meetings when issues relating to their own remuneration are being discussed. The President and CEO is not present at Board meetings when issues relating to the President and CEO’s own remuneration are being discussed. The Committee may appoint independent expert advisors to assist and advise in its work.

The Chair of the Remuneration Committee along with the Chair of the Board work together with Ericsson’s Investor Relations team, striving to ensure that healthy contact is maintained as necessary and appropriate with shareholders regarding remuneration to Group Management.

Overview of remuneration package covered by these Guidelines

For Group Management the remuneration package may consist of fixed salary, short-term and long-term variable compensation (STV and LTV), pension and other benefits.

The table below sets out the key components of remuneration of Group Management covered by these Guidelines, including why they are used, their operation, opportunity levels and the related performance measures. In addition, the AGM has resolved and may in the future decide to implement LTV for Group Management. The ongoing share-based LTV programs resolved by the AGM have been designed to provide long-term incentives for the members of Group Management and to incentivize the Company’s performance creating long-term value. The aim is to attract, retain and motivate executives in a competitive market through performance-based share related incentives and to encourage the build-up of significant equity holdings to align the interests of the members of Group Management with those of shareholders. The vesting period under the ongoing share-based LTV programs resolved by the shareholders is three years and vesting is subject to the satisfaction of identified performance criteria. Although LTV is an important component of the remuneration of Group Management, it is not covered by these Guidelines, because these programs are separately resolved by the AGM.

Element and purpose	Operation	Opportunity	Performance measures
Fixed salary Fixed compensation paid at set times.	Salaries shall normally be reviewed annually	There is no maximum salary level; however, salary	This element of the package does not require achievement

Annual General Meeting Telefonaktiebolaget LM Ericsson 2020

Purpose: • attract and retain the executive talent required to implement Ericsson’s strategy, • deliver part of the annual compensation in a predictable format.

in January.

Salaries shall be set taking into account:

•  Ericsson’s overall business performance,

•  business performance of the Unit that the individual leads,

•  year-on-year performance of the individual,

•  external economic environment,

•  size and complexity of the position,

•  external market data,

•  pay and conditions for other employees based in locations considered to be relevant to the role.

When setting fixed salaries, the impact on total remuneration, including pensions and associated costs, shall be taken into consideration.

increases (as a % of existing salary) for most Group Management members would normally be in line with the external market practices, employees in relevant locations and performance of the individual.

There are circumstances where higher salary increases could be awarded. For example, where:

•  a new Group Management member has been appointed at a below-market salary, in which case larger increases may be awarded in following years, subject to strong individual performance,

•  the Group Management member has been promoted or has had an increase in responsibilities,

•  an individual’s salary has fallen significantly behind market practice.

of any specific performance targets.

However, individual performance and capability shall be taken into account along with business performance when determining fixed salary levels and any salary increases.

Short-term variable compensation (STV) STV is a variable compensation plan that shall be measured and paid over a single year.	The STV shall be paid in cash every year after the Committee and, as applicable, the Board have reviewed and approved	Target pay-out opportunity for any financial year may be up to 150% of annual fixed salary of the individual. This shall normally	The STV shall be based on measures linked to the annual business plan which in itself is linked to Ericsson’s long-

Annual General Meeting Telefonaktiebolaget LM Ericsson 2020

Purpose:

•  align members of Group Management with clear and relevant targets to Ericsson’s strategy and sustainable long-term interests,

•  provide individuals an earning opportunity for performance at flexible cost to the Company.

performance against targets which are normally determined at the start of each year for each member of Group Management.

The Board and the Committee reserve the right to:

•  revise any or all of the STV targets at any time,

•  adjust the STV targets retroactively under extraordinary circumstances,

•  reduce or cancel STV if Ericsson faces severe economic difficulties, for instance in circumstances as serious as no dividend being paid,

•  adjust STV in the event that the results of the STV targets are not a true reflection of business performance,

•  reduce or cancel STV for individuals either whose performance evaluation or whose documented performance feedback is below an acceptable level or who are on performance counselling.

be determined in line with the external market practices of the country of employment. Maximum pay-out shall be up to two times the target pay-out opportunity (i.e. 300% of annual fixed salary)1), 2).

term strategy and sustainability.

Measures shall include financial targets at Group, Business Area or Market Area level (for relevant members of Group Management). Other potential measures may include strategic targets, operational targets, employee engagement targets, customer satisfaction targets, sustainability and corporate responsibility targets or other lead indicator targets.

A maximum of four STV targets shall be assigned to an individual in total for a financial year. Financial targets shall comprise at least 75% of the target bonus opportunity with a minimum of 40% being defined at Group level. The minimum weighting for an STV target shall be 20%.

Performance of all STV targets shall be tested over a one-year performance period (financial year).

The STV measures and targets shall be determined by the Committee for

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Malus and Clawback

The Board and the Committee shall have the right in their discretion to:

•  deny, in whole or in part, the entitlement of an individual to the STV payout in case an individual has acted in breach of Ericsson’s Code of Business Ethics,

•  claim repayment in whole or in part the STV paid in case an individual has acted in breach of Ericsson’s Code of Business Ethics,

•  to reclaim STV paid to an individual on incorrect grounds such as restatement of financial results due to incorrect financial reporting, non-compliance with a financial reporting requirement etc.

the members of Group Management other than the President and CEO.

The Board has the mandate to define STV measures and targets for the President and CEO, should STV be introduced for the President and CEO.

Pension Contributions paid towards retirement fund. Purpose: • attract and retain the executive talent required to implement Ericsson’s strategy,	The operation of the pension plan shall follow competitive practice in the individual’s home country and may contain various supplementary plans in addition to any national system for social security.	Since 2011, members of Group Management in Sweden participate in the defined contribution plan (ITP1) which applies for the wider workforce in Sweden. The pension contribution for ITP1 is capped at 30% of pensionable	None

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• facilitate planning for retirement by way of providing competitive retirement arrangements in line with local market practices.

Pension plans should be defined contribution plans unless the individual concerned is subject to defined benefit pension plan under mandatory collective agreement provisions or mandatory local regulations.

In some special circumstances where individuals cannot participate in the local pension plans of their home countries of employment:

•  cash equivalent to pension may be provided as a taxable benefit, or

•  contributions may be made to an international pension fund on behalf of the individual on a cost-neutral basis.

salary which includes fixed salary and STV paid in cash.

According to the local collective bargaining agreement in Sweden, the members of Group Management are also entitled to an additional pension contribution for part-time retirement for which the cap is determined during the union negotiations for all the local employees.

Members of Group Management employed outside of Sweden may participate in the local market competitive pension arrangements that apply in their home countries in line with what is offered to other employees in the same country.

In all cases the annual pension contributions shall be capped at 70% of annual fixed salary3).

Other Benefits Additional tangible or intangible compensation paid annually which do not fall under fixed salary, short-term and long-term variable compensation or	Benefits offered shall take into account the competitive practices in the individual’s country of employment and should be in line with what is	Benefit opportunities shall be set in line with competitive market practices and shall reflect what is offered to other senior employees in the individual’s country of	None

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pension. Purpose: • attract and retain the executive talent required to implement Ericsson’s strategy, • deliver part of the annual compensation in a predictable format.

offered to other senior employees in the same country and may evolve year on year.

Benefits may for example include company phones, company cars, medical and other insurance benefits, tax support, travel, Company gifts and any international relocation and/or commuting benefits if the individual is required to relocate and/or commute internationally to execute the requirements of the role.

employment.

The levels of benefits provided may vary year on year depending on the cost of the provision of benefits to the Company.

Other benefits shall be capped at 10% of annual fixed salary for members of Group Management located in Sweden.

Additional benefits and allowances for members of Group Management who are commuters into Sweden or who are on long-term assignment (“LTA”) in countries other than their home countries of employment, shall be determined in line with the Company’s international mobility policy which may include (but is not limited to) commuting or relocation costs; cost of living adjustment, housing, home travel or education allowance; tax and social security equalization assistance.

Comments to the table

1)	For most of the current members of Group Management, the current STV target opportunity is below 50% of the annual fixed salary.
2)	At present the President & CEO does not participate in STV. The Board has the mandate to decide to include the President and CEO in STV in the future. In doing so the Board shall:

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•

determine the STV opportunity for the President and CEO within the ranges mentioned above and in line with the external market practices of the country of employment, keeping the STV opportunity of the other members of Group Management under consideration,

•	reduce the LTV opportunity in relation to the STV opportunity, keeping the total target cash compensation consisting of fixed salary, STV and LTV unchanged.

Should the Board decide to introduce STV for the President and CEO, the details will be disclosed in the Remuneration Report for the relevant year.

3)

Since most of the current members of Group Management are currently under ITP1 coverage, their pension contributions are currently capped at 30% of pensionable salary and the additional pension contribution for part-time retirement mandated by the local collective bargaining agreement in Sweden.

Alignment of short-term variable compensation with the Company’s strategy and criteria for payment

These Guidelines for Remuneration to Group Management have been developed to support alignment of Ericsson’s business strategy and long-term interests of members of Group Management with that of shareholders, in particular:

•

The targets for the STV shall be set each year either by the Board or the Committee as appropriate for the members of the Group Management. In determining the targets, the Board and the Committee shall take into account Ericsson’s focused business strategy, which is built on technology leadership, product-led solutions and global scale, along with internal annual and long-term business plans. Therefore, all members of Group Management shall have one or more Group financial targets derived from the long-term financial targets which amount to at least 40% of the target STV opportunity. At least 75% of the target STV opportunity shall be linked to financial measures. The Board and the Committee, as applicable, may also choose to include other operational, strategic, employee engagement, customer satisfaction or sustainability and corporate responsibility or other lead indicator measures to support the delivery of the business plan. For certain roles such targets may be supplemented by targets for the relevant Business Area, Market Area or Group Function.

•	Maximum pay-out shall be achievable for truly outstanding performance and exceptional value creation.

•

At the end of the performance period for each STV cycle, the Board and the Committee shall assess performance versus the measures and determine the formula-based outcome using the financial information made public by the Company for the financial targets. The Board has the discretion to adjust targets and the subsequent outcome in the event that they cease

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to be relevant or stretching or to enhance shareholder value. Adjustments shall normally only occur in the event of a major change (e.g. an acquisition or divestment) and shall be on the basis that the new target shall be no more or less difficult to achieve.

Consideration of remuneration offered to the Company’s employees

When developing these Guidelines, the Board and the Committee have considered the total remuneration and employment conditions of the Company’s employees by reviewing the application of Ericsson’s remuneration policy for the wider employee population to ensure consistency.

There is clear alignment in the remuneration components for the members of Group Management and the Company’s employees in the way that remuneration policy is applied as well as the methods followed in determining fixed salaries, short-term and long-term variable compensation, pension and benefits, which are to be applied broadly and consistently throughout the Company. The targets under short-term variable compensation are similar and the performance measures under long-term variable compensation program are the same for the members of Group Management and other eligible employees of the Company. However, the proportion of pay that is linked to performance is typically higher for Group Management in line with market practice.

Employment contracts and termination of employment

The members of Group Management are employed on permanent rolling contracts. The maximum mutual notice period is no more than 12 months. In case of termination by the employee, the employee has no right to severance pay.

In any case, the fixed salary paid during the notice period plus any severance pay payable will not together exceed an amount equivalent to the individual’s 24 months fixed salary.

The employee may be entitled to severance pay up until the agreed retirement age or, if a retirement age has not been agreed, until the month when the employee turns 65. In a case where the employee is entitled to severance pay from a date later than 12 months prior to retirement, the severance pay shall be reduced in proportion to the time remaining and calculated only for the time as of the date when the employee’s employment ceases (i.e. the end of the period of notice) and until the time of retirement.

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Severance pay shall be reduced by 50 percent of the remuneration or equivalent compensation the employee receives, or has become entitled to, from any other employer or from his/her own or other activities during the period that severance is paid to the employee by the Company.

The Company shall have the right to terminate the employment contract and dismiss the employee with immediate effect, without giving any advance notice and entitlement to severance pay, if the employee commits a serious breach of his/her obligations towards the Company.

Normally disputes regarding employment agreements or any other agreements concerning the employment of the members of Group Management, the way such agreements have been arrived at, interpreted or applied, as well as any other litigation proceedings from legal relations based on such agreements, shall be settled by arbitration by three arbitrators in accordance with the Rules of the Arbitration Institute of the Stockholm Chamber of Commerce. Irrespective of the outcome of any arbitral award, the Company may, in the relation between the parties, carry all fees and expenses charged by the arbitrators and all of its own litigation costs (including attorney’s fees), except in the event the arbitration proceedings were initiated by the employee without reasonable cause.

Recruitment policy for new members of Group Management

In determining the remuneration of a new member of Group Management, the Board and the Committee shall take into consideration all relevant factors to ensure that arrangements are in the best interests of the Company and its shareholders. These factors include:

•	The role being taken on.

•	The level and type of remuneration opportunity received at a previous employer.

•	The geography in which the candidate is being recruited from and whether any relocation allowance is required.

•	The skills, experience and caliber of the candidate.

•	The circumstances of the candidate.

•	The current external market and salary practice.

•	Internal relativities

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Additional arrangements

By way of exception, additional arrangements can be made when deemed appropriate and necessary to recruit or retain an individual. Such arrangement could be in the form of short-term or long-term variable compensation or fixed component and can be renewed, but each such arrangement shall be limited in time and shall not exceed a period of 36 months and twice the annual fixed salary that the individual would have received if no additional arrangements were made. In addition, if appropriate, different measures and targets may be applied to the new appointment’s incentives in the first year.

In addition, it may on a case by case basis be decided by the Board and the Committee respectively to compensate an individual for remuneration forfeited from a previous employer during recruitment. The Board and the Committee will consider on a case by case basis if all or some of the remuneration including incentives forfeited need to be ‘bought-out’. If there is a buy-out of forfeited incentives, this will take into account relevant factors including the form they were granted (cash vs. shares), performance conditions attached to these awards and the time they would have vested/paid. Generally, buy-out awards will be made on a comparable basis to those forfeited.

In the event of an internal candidate being promoted to Group Management, legacy terms and conditions may be honored, including pension and benefit entitlements and any outstanding incentive awards. If a Group Management member is appointed following a merger or acquisition with/of another company, legacy terms and conditions may also be honored for a maximum period of 36 months.

Board of Directors’ discretions

The Board upon recommendation from the Committee may in a specific case decide to temporarily deviate from these Guidelines in whole or in part based on its full discretion in unusual circumstances such as:

•	upon change of the President and CEO in accordance with recruitment policy for new members of Group Management,

•

upon material changes in the Company structure, organization, ownership and business (for example takeover, acquisition, merger, demerger etc.) which may require adjustments in STV and LTV or other elements to ensure continuity of Group Management, and

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•	in any other circumstances, provided that the deviation is required to serve the long-term interests and sustainability of the Company or to assure its financial viability.

The Committee is responsible for preparing matters for resolution by the Board, and this includes matters relating to deviations from these Guidelines. Any such deviation will be disclosed in the Remuneration Report for the relevant year.

Item 17	Implementation of Long-Term Variable Compensation Program 2020 (“LTV 2020”) including transfer of treasury stock

Following its continuous evaluation of the Company’s long-term variable compensation, the Board of Directors has concluded to propose an LTV 2020 materially unchanged compared to the Long-Term Variable Compensation Programs 2018 and 2019. LTV 2020 is an integral part of the Company’s remuneration strategy, in particular the Board of Directors wishes to encourage the leadership to build significant equity holdings to align the interests of the LTV Program participants with those of shareholders.

Proposals

The Long-Term Variable Compensation Program 2020

The Board of Directors proposes that the Annual General Meeting resolve on the implementation of a Long-Term Variable Compensation Program 2020 in accordance with the proposals set out below.

17.1 Implementation of the LTV 2020

The Board of Directors proposes that the Annual General Meeting resolves on the LTV 2020 for members of the Executive Team, comprising a maximum of 2.5 million shares of series B in Ericsson as set out below.

Objectives of the LTV Program

The LTV Program is designed to provide long-term incentives for members of the Executive Team (the “Participants”) and to incentivize the Company’s performance creating long-term value. The aim is to attract, retain and motivate executives in a competitive market through performance-based share related incentives and to encourage the build-up of significant equity holdings to align the interests of the Participants with those of shareholders.

The LTV Program in brief

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The LTV Program is proposed to include all members (current and future) of the Executive Team, currently comprising of 15 employees, including the President and CEO. Awards under LTV 2020 (“Performance Share Awards”) will be granted free of charge entitling the Participant, provided that i.a. certain performance conditions set out below are met, to receive a number of shares, free of charge, following expiration of a three year vesting period (the “Vesting Period”). Allotment of shares pursuant to Performance Share Awards will be subject to the achievement of performance conditions, as set out below, and will generally require that the Participant retains his or her employment over the Vesting Period. All major decisions relating to LTV 2020 will be taken by the Remuneration Committee, with approval by the full Board of Directors as required.

Granting of Performance Share Awards

Granting of Performance Share Awards to the Participants will generally take place as soon as practicably possible following the Annual General Meeting 2020. For 2020, the value of the underlying shares in respect of the Performance Share Awards made to the President and CEO will not exceed 180% of the annual base salary at the time of grant, and for other participants, the value will not exceed 70% of the participants’ respective annual base salaries at the time of grant.

The share price used to calculate the number of shares to which the Performance Share Award entitles will be the volume-weighted average of the market price of Ericsson series B shares on Nasdaq Stockholm during the five trading days immediately following the publication of the Company’s interim report for the fourth quarter 2019.

Performance criteria

The vesting of Performance Share Awards will be subject to the satisfaction of challenging performance criteria related to 2020 Group Operating Income target and total shareholder return (“TSR”1), which will determine what portion (if any) of the Performance Share Awards will vest at the end of the Vesting Period.

The 2020 Group Operating Income target relates to 50% of the Performance Share Awards and the maximum vesting level is 200%.

The performance criteria based on TSR are absolute TSR development and relative TSR development for the Ericsson series B share over the period January 1, 2020 - December 31, 2022 (the “TSR Performance

[1]	Total shareholder return, i.e. share price growth including dividends.

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Period”2). The TSR performance criteria relate to a total of 50% of the Performance Share Awards and the maximum vesting level for each of the TSR performance criteria is 200%.

The following conditions will apply to the performance criteria:

•	2020 Group Operating Income target:

50% of the Performance Share Awards granted to a Participant will be subject to fulfilment of a Group Operating Income target for the 2020 financial year. The 2020 Group Operating Income target established by the Board of Directors will stipulate a minimum level and a maximum level. The vesting level of Performance Share Awards related to 2020 Group Operating Income will be determined by the Board of Directors when the audited result for the financial year 2020 is available.

If the maximum performance level is reached or exceeded, the vesting will amount to (and will not exceed) the maximum level of 200% of the Performance Share Awards related to the 2020 Group Operating Income target. If performance is below the maximum level but exceeds the minimum level, a linear pro-rata vesting of shares will occur. No vesting will occur if performance amounts to or is below the minimum level. The allotment of the shares will not occur until the end of the Vesting Period in 2023.

•	TSR performance

Absolute TSR performance

30% of the Performance Share Awards granted to a Participant will be subject to fulfilment of an absolute TSR performance requirement over the TSR Performance Period. If the absolute TSR development reaches or exceeds 14% per annum compounded, the maximum vesting of 200% of the Performance Share Awards related to absolute TSR shall occur. If the absolute TSR development is below or reaches only 6% per annum compounded, no vesting will occur in respect of the Performance Share Awards related to the absolute TSR. A linear pro-rata vesting

[2]

To provide a stable assessment of performance, the TSR development will be calculated based on the average closing price of the Ericsson B share on Nasdaq Stockholm (or the corresponding closing share price of the relevant peer group company) for the three-month period immediately prior to the commencement and expiration of the Performance Period.

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from 0% to 200% of the Performance Share Awards related to absolute TSR shall apply if the Company’s absolute TSR performance is between 6% and 14% per annum compounded.

Relative TSR performance

20% of the Performance Share Awards granted to a Participant will be subject to fulfilment of a relative TSR performance requirement over the TSR Performance Period, compared to a peer group consisting of 11 peer companies (the “Peer Group”3). The vesting of the relative TSR related Performance Share Awards varies depending on the Company’s TSR performance ranking versus the other companies in the Peer Group. If the Company’s relative TSR performance is below the TSR development of the company ranked 6th in the Peer Group, no vesting will occur in respect of the Performance Share Awards related to relative TSR performance. Vesting of the Performance Share Awards related to relative TSR performance will occur at the following percentage levels, based on which ranking position in the Peer Group the Company’s TSR Performance corresponds to:

Position within the Peer Group percentage level	Associated vesting
6 or lower	0%
5	50%
4	100%
3	150%
2 or higher	200%

If the Company’s TSR performance is between two of the ranked companies, a linear pro-rata vesting shall apply between the vesting percentage levels for the relevant ranked positions.

Information about the outcome of the performance criteria will be provided not later than in the annual report for the financial year 2022.

Allotment of shares

Provided that the performance criteria above have been met and that the Participant has retained his or her employment (unless special circumstances are at hand) during the Vesting Period, allotment of

[3]

The Peer Group consists of the following companies: Cap Gemini, CGI Group, Cisco Systems, Cognizant, Corning, F5 Networks, International Business Machines, Juniper Networks, Motorola Solutions, Nokia, and Qualcomm. TSR will be measured in Swedish Krona (SEK) for all companies in line with best practice.

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vested shares will take place as soon as practicably possible following the expiration of the Vesting Period.

When determining the final vesting level of Performance Share Awards, the Board of Directors shall examine whether the vesting level is reasonable considering the Company’s financial results and position, conditions on the stock market and other circumstances, and if not, as determined by the Board of Directors, reduce the vesting level to the lower level deemed appropriate by the Board of Directors.

In the event delivery of shares to Participants cannot take place under applicable law or at a reasonable cost and employing reasonable administrative measures, the Board of Directors will be entitled to decide that Participants may, instead, be offered a cash settlement.

Financing

The Board of Directors has considered different financing methods for transfer of shares under the LTV 2020. After evaluating the different options, the Board of Directors considers that transfer of treasury stock is the most cost efficient and flexible method to transfer shares under the LTV 2020.

Since the costs for the Company in connection with an equity swap agreement will be significantly higher than the costs in connection with transfer of treasury stock, the main alternative is that the financial exposure is secured by transfer of treasury stock and that an equity swap agreement with a third party is an alternative in the event that the required majority for approval is not reached.

Costs

The total effect on the income statement of the LTV 2020, including financing costs and social security fees, is estimated to range between SEK 65 million and SEK 125 million distributed over the years 2020-2023.

The administration cost for transfer of shares by way of an equity swap agreement is estimated to approximately SEK 10.3 million.

Dilution

The Company has approximately 3.3 billion shares in issue. As per December 31, 2019 the Company held approximately 19.9 million shares in treasury. The number of shares that may be required for ongoing long-term variable compensation programs as per December 31, 2019 is

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estimated to approximately 17.5 million shares, corresponding to approximately 0.5 percent of the number of outstanding shares. In order to implement the LTV 2020, a total of up to 2.5 million shares are required, which corresponds to approximately 0.1 percent of the total number of outstanding shares. The effect on important key figures is only marginal.

17.2 Transfer of treasury stock for the LTV 2020

a) Transfer of treasury stock under the LTV 2020

Transfer of no more than 1.9 million shares of series B in the Company may occur on the following terms and conditions.

•

The right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions pursuant to the LTV 2020. Furthermore, subsidiaries within the Ericsson Group shall have the right to acquire shares, free of consideration, and such subsidiaries shall be obligated to immediately transfer, free of consideration, shares to employees covered by the terms and conditions of the LTV 2020.

•	The employee shall have the right to receive shares during the period when the employee is entitled to receive shares pursuant to the terms and conditions of the LTV 2020, i.e. in 2023.

•	Employees covered by the terms and conditions of the LTV 2020 shall receive shares of series B in the Company free of consideration.

b) Transfer of treasury stock on an exchange

The Company shall have the right to, prior to the Annual General Meeting in 2021, transfer no more than 600,000 shares of series B in the Company, in order to cover certain expenses, mainly social security payments. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share as disseminated by Nasdaq Stockholm.

17.3 Equity Swap Agreement with third party in relation to the LTV 2020

In the event that the required majority for approval is not reached under item 17.2 above, the financial exposure of the LTV 2020 shall be hedged by the Company entering into an equity swap agreement with a third party, under which the third party shall, in its own name, acquire and transfer shares of series B in the Company to employees covered by the LTV 2020.

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Majority rules

The resolution of the Annual General Meeting on implementation of the program according to item 17.1 above requires that more than half of the votes cast at the Annual General Meeting approve the proposal. The Annual General Meeting’s resolution on transfer of treasury stock according to item 17.2 a) above requires that shareholders representing at least nine-tenths of the votes cast as well as the shares represented at the Annual General Meeting approve the proposal and the Annual General Meeting’s resolution on transfer of treasury stock according to item 17.2 b) above requires that shareholders representing at least two-thirds of the votes cast as well as the shares represented at the Annual General Meeting approve the proposal. A valid resolution in accordance with the proposal for an equity swap agreement under item 17.3 above requires that more than half of the votes cast at the Annual General Meeting approve the proposal.

Description of other ongoing long-term variable compensation programs

In addition to the LTV-programs, which are directed at the members of the Executive Team, the Company also has other ongoing long-term variable compensation programs directed at other employees within the Group. These programs are an integral part of the Company’s remuneration strategy as well as a part of the Company’s talent management strategy. The company has decided to implement the following share-related compensation programs for 2020. The Executive Performance Plan 2020 (“EPP 2020”) is designed to attract, retain and motivate senior managers in a competitive market through performance based long-term cash incentive supporting the achievement of the Company’s long-term strategies and business objectives. Approximately 200 senior managers will be eligible for the EPP 2020. Participants are assigned a potential award defined as a percentage of the participants’ annual gross salary, which is converted into a number of synthetic shares based on the same market price of Ericsson series B shares used for the LTV 2020 at the time of grant. There are two award levels called “High” and “Regular” which are differentiated as below between the USA and the rest of the world to bring greater alignment with the local market conditions:

Award level	USA	Rest of the world
High	35%	25%

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Regular	25%	15%

The vesting level of the awards, occurring after a three-year vesting period, is subject to the achievement of the same performance criteria as for the LTV 2020, and generally requires that the participant retains his or her employment over the three-year vesting period. At the end of the Vesting Period, the allotted synthetic shares are converted into a cash amount, based on the market price of Ericsson series B shares at Nasdaq Stockholm at the payout date, and this final amount is paid to the Participant in cash gross before tax. It is estimated that approximately one million synthetic shares will be awarded under the EPP 2020. The maximum total cost effect of the EPP 2020 on the income statement, including social security fees, is estimated to be approximately SEK 334 million distributed over the years 2020-2023.

The Key Contribution Plan 2020 (“KC Plan 2020”) is designed to recognize the best talent, individual performance, potential and critical skills as well as encourage the retention of key employees. Approximately 7,100 employees will be eligible for the KC Plan 2020. There are three award levels at 10%, 25% and 30% of the participants’ annual gross salary. Participants are assigned a potential award, which is converted into a number of synthetic shares based on the same market price of Ericsson series B shares used for the LTV 2020 at the time of grant. The program has a three year total vesting period during which the awards are paid on an annual rolling bases following the below payment schedule:

•	25% of the award at the end of the first year,

•	25% of the award at the end of the second year, and

•	50% of the award at the end of the full vesting period.

The value of each synthetic share is driven by the absolute share price performance of Ericsson series B shares during the vesting period. At the date of payout for each instalment of the above described annual rolling payment schedule, the synthetic shares are converted into a cash amount, based on the market price of Ericsson Series B shares at Nasdaq Stockholm at the respective payout date, and this final amount is paid to the Participant in cash gross before tax. It is estimated that approximately 10 million synthetic shares will be awarded under the KC Plan 2020. The maximum total cost effect of the KC Plan 2020 on the income statement, including social security fees, is estimated to be approximately SEK 1.6 billion distributed over the years 2020-2023.

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The Company’s ongoing variable compensation programs are described in further detail in the Annual Report 2019 in the Notes to the consolidated financial statements, Note G3: “Share-based compensation” and on the Company’s website. The Remuneration Report published in the Annual Report outlines how the Company implements its guidelines on remuneration to Group management in line with the Swedish Corporate Governance Code.

Item 18

The Board of Directors’ proposal for resolution on transfer of treasury stock to employees and on an exchange in relation to the resolutions on the Long-Term Variable Compensation Programs 2018 (“LTV 2018”) and 2019 (“LTV 2019”)

Background

The Annual General Meetings 2018 and 2019 resolved to implement Long-Term Variable Compensation Programs 2018 and 2019 (“LTV 2018” and “LTV 2019”). The Annual General Meeting 2019 resolved to secure the Company’s undertakings under the programs through equity swap agreements with a third party. The Board of Directors considers that transfer of treasury stock is the most cost efficient and flexible method to secure the undertakings under LTV 2018 and LTV 2019, and therefore proposes that the Annual General Meeting resolve as follows.

Proposal

a) Transfer of treasury stock under the LTV 2018 and the LTV 2019

To secure the delivery of Performance Shares in accordance with the terms of the LTV 2018 and the LTV 2019, the Board of Directors proposes that the Annual General Meeting resolve that the Company shall have the right to transfer no more than 4.4 million shares of series B in the Company on the following terms and conditions.

•

The right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions pursuant to the LTV 2018 and the LTV 2019. Furthermore, subsidiaries within the Ericsson Group shall have the right to acquire shares, free of consideration, and such subsidiaries shall be obligated to immediately transfer, free of consideration, shares to employees covered by the terms and conditions of the LTV 2018 and the LTV 2019.

•	The employee shall have the right to receive shares during the period when the employee is entitled to receive shares pursuant

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to the terms and conditions of the LTV 2018, i.e. in 2021, and the LTV 2019, i.e. in 2022.

•	Employees covered by the terms and conditions of the LTV 2018 and the LTV 2019 shall receive shares of series B in the Company free of consideration.

b) Transfer of treasury stock on an exchange

The Company shall have the right to, prior to the Annual General Meeting in 2021, transfer no more than 1.6 million shares of series B in the Company, in order to cover certain expenses, mainly social security payments. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share as disseminated by Nasdaq Stockholm.

Majority rules

The Annual General Meeting’s resolution on transfer of treasury stock according to item 18 a) above requires that shareholders representing at least nine-tenths of the votes cast as well as the shares represented at the Annual General Meeting approve the proposal and the Annual General Meeting’s resolution on transfer of treasury stock according to item 18 b) above requires that shareholders representing at least two-thirds of the votes cast as well as the shares represented at the Annual General Meeting approve the proposal.

Item 19	The Board of Directors’ proposal for resolution on transfer of treasury stock in relation to the resolutions on the Long-Term Variable Compensation Programs 2016 and 2017

Background

The Annual General Meetings 2016 and 2017 resolved on a right for the Company to transfer in total not more than 5,300,000 shares of series B in the Company on a stock exchange to cover certain payments, mainly social security charges, which may occur in relation to the Long-Term Variable Compensation Programs 2016 and 2017.

Each resolution has only been valid up to the following Annual General Meeting. Resolutions on transfer of treasury stock for the purpose of the above-mentioned programs have therefore been repeated at the subsequent Annual General Meeting.

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In accordance with the resolutions on transfer of in total not more than 5,300,000 shares, 828,300 shares of series B have been transferred up to February 19, 2020.

Proposal

The Board of Directors proposes that the Annual General Meeting resolve that the Company shall have the right to transfer, prior to the Annual General Meeting 2021, not more than 4,471,700 shares of series B in the Company, or the lower number of shares of series B, which as per March 31, 2020 remains of the original 5,300,000 shares, for the purpose of covering certain payments, primarily social security charges that may occur in relation to the Long-Term Variable Compensation Programs 2016 and 2017. Transfer of shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share.

Majority rules

The resolution of the Annual General Meeting on a transfer of treasury stock requires that shareholders holding at least two-thirds of the votes cast as well as the shares represented at the Annual General Meeting vote in favor of the proposal.

Item 20 – 23 Proposals from shareholders

The proposals under item 20 – 23 are included in the agenda.

Item 20.1 – 20.2 Proposals from the shareholder Thorwald Arvidsson to amend the articles of association with respect to voting rights of shares

Resolution on proposal from the shareholder Thorwald Arvidsson to amend the articles of association in the following way:

20.1	to make an addition to § 5 of the articles of association – a new section two – saying: all shares carry equal rights; and

20.2	to delete § 6 of the articles of association, and to adjust the numbering accordingly.

Majority rules

The resolution of the Annual General Meeting to amend the articles of association under items 20.1 and 20.2, are valid if all shareholders represented at the meeting vote in favor of the proposal and those shareholders represent at least nine-tenths of all shares in the company, alternatively if shareholders

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representing at least two-thirds of the votes cast as well as the shares represented at the meeting vote in favor of the proposal and holders of half of all shares of series A and nine-tenths of the shares of series A represented at the meeting agree to the change.

Shares and votes

There are in total 3,334,151,735 shares in the Company; 261,755,983 shares of series A and 3,072,395,752 shares of series B, corresponding to in total 568,995,558.2 votes. The Company’s holding of treasury stock as of February 19, 2020 amounts to 19,770,857 shares of series B, corresponding to 1,977,085.7 votes.

Information at the Annual General Meeting

The Board of Directors and the President shall, if any shareholder so requests and the Board of Directors believes that it can be done without material harm to the Company, provide information regarding circumstances that may affect the assessment of an item on the agenda and circumstances that can affect the assessment of the Company’s or its subsidiaries’ financial situation and the Company’s relation to other companies within the Group.

Documents

The complete proposals of the Nomination Committee with respect to items 1 and 9 – 15 above, including a description of the work of the Nomination Committee before the Annual General Meeting and Exhibit 1 and 2 to the Nomination Committee’s proposals, and the shareholder letters (in original language) under items 20-22, are available at the Company’s website www.ericsson.com. The documents will be sent upon request to shareholders providing their address to the Company. In respect of all other items, complete proposals are provided under the respective item in the invitation.

The Annual Report and the Auditor’s Report as well as the Auditor’s statement regarding the guidelines for remuneration to Group management will be made available at the Company and posted on the Company’s website www.ericsson.com no later than three weeks prior to the Annual General Meeting. The documents will be sent upon request to shareholders providing their address to the Company.

Stockholm, February 2020

The Board of Directors